Exhibit 99.6

Gewone algemene vergadering van 26 april 2022 Annual shareholders’ meeting of 26 April 2022

Dan Baker

Dan G. Baker, MD, is voorgedragen door ons benoemings- en remuneratiecomité om toe te treden tot de raad van bestuur van Galapagos NV als een niet-uitvoerend bestuurder, onder de voorwaarde van goedkeuring door de aandeelhouders op de jaarlijkse aandeelhoudersvergadering die op 26 april 2022 zal worden gehouden. Dr. Baker trad in dienst bij Janssen/Centocor in 2000 en was als Vice President Immunology R&D onder meer verantwoordelijk voor de klinische ontwikkeling van Remicade, Simponi en Stelara, alsook voor andere programma’s in de reumatologie en dermatologie. Hij hield toezicht op verschillende Fase I-III studies in meerdere ziektedomeinen, en zag toe op meer dan 15 regulatoire goedkeuringen in de VS, Europa en Japan. Tijdens zijn periode bij Janssen was hij verantwoordelijk voor het evalueren van business development opportuniteiten in het domein van immunologie. In 2015 nam hij een nieuwe rol binnen Janssen op als Disease Area Stronghold Leader, waarin hij verantwoordelijk was voor fase II en III van de klinische ontwikkelingsplannen binnen het domein van de reumatologie en immunologie. Dit omvatte de onderzoeksstrategie voor immunologische ontdekking in de beginfase, het beheer van de vroege ontwikkelingsportfolio, en de goedkeuring van alle inspanningen in een laat stadium. Sinds zijn pensioen bij Janssen in 2019 bleef hij betrokken bij het voor patiënten beschikbaar maken van therapieën. Hij verzamelde kapitaal (>A$20MM) om een immunologiebedrijf, KiRA Biotech, te financieren en op te starten, waar hij nu optreedt als CEO en uitvoerend bestuurder. Dan Baker behaalde zijn Bachelor in Biologie aan het Gettysburg College en zijn diploma in de geneeskunde aan de Universiteit van Pennsylvania. Hij voltooide zijn stage in het Hershey Medical Center en had een academische beurs in reumatologie en immunologie aan de Universiteit van Pennsylvania, daarna gevolgd door een onderzoekbeurs in reumatologie in het Mass General Hospital. Hij was 18 jaar verbonden aan de faculteit van de University of Pennsylvania, alvorens functies te bekleden in het bedrijfsleven.	Dan G. Baker, MD, has been nominated by our nomination and remuneration committee to join the board of directors of Galapagos NV as non-executive director, subject to the shareholder’s approval at the annual shareholders’ meeting to be held on 26 April 2022. Dr. Baker joined Janssen/Centocor in 2000 and as Vice President Immunology R&D his responsibilities included the clinical development of Remicade, Simponi and Stelara as well as other programs in rheumatology, and dermatology. He supervised many Phase I-III trials in multiple disease areas, and oversaw more than 15 regulatory approvals in the US, Europe and Japan. Throughout his time at Janssen, he was responsible for evaluating business development opportunities in the immunology space. In 2015 he took on a new role as Disease Area Stronghold Leader at Janssen where he was responsible for Phase II & III clinical development plans for rheumatology products and for the overall portfolio strategy in rheumatology/immunology. This included the early research strategy for immunology discovery, managing the early portfolio development, and approving all late-stage efforts. Since his retirement from Janssen in 2019 he has continued to be involved in bringing therapies to patients. He raised capital (>A$20MM) to fund and start an immunology company, KiRA Biotech, where he now acts as CEO and as an Executive Director. Dan Baker received his B.A. in Biology from Gettysburg College and his medical degree from the University of Pennsylvania. He completed his medical residency at Hershey Medical Center and fellowship in Rheumatology/Immunology at the University of Pennsylvania, followed by a research fellowship in Rheumatology at Mass General Hospital. He continued on the faculty of the University of Pennsylvania for 18 years before taking on industry roles.